SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of February, 2005.

ORIX Corporation

(Translation of Registrant’s Name into English)

3-22-8 Shiba, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	ORIX’s Third Quarter Consolidated Financial Results (April 1, 2004 - December 31, 2004) filed with the Tokyo Stock Exchange on Friday, February 4, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: February 8, 2005	By	/s/ Shunsuke Takeda
Shunsuke Takeda
Director
Vice Chairman and CFO
ORIX Corporation

Consolidated Financial Results

April 1, 2004 – December 31, 2004

February 4, 2005

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America, except as modified to account for stock splits in accordance with the usual practice in Japan.

U.S. Dollar amounts have been calculated at Yen 104.21 to $1.00, the approximate exchange rate prevailing at December 31, 2004.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company expects that it will be a “passive foreign investment company” under the U.S. Internal Revenue Code. A U.S. holder of the shares of the Company is therefore subject to special rules of taxation in respect of certain dividend, gain or other income on such shares. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Corporate Communications

ORIX Corporation

Mita NN Bldg., 4-1-23 Shiba, Minato-ku, Tokyo 108-0014

JAPAN

Tel: (03) 5419-5102    Fax: (03) 5419-5901

E-mail: raymond_spencer@orix.co.jp

Consolidated Financial Results from April 1, 2004 to December 31, 2004

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
Osaka Securities Exchange
New York Stock Exchange (Trading Symbol: IX)
Head Office:	Tokyo JAPAN
Tel: (03)5419-5102
(URL http://www.orix.co.jp/grp/ir_e/ir_index.htm)

1. Performance Highlights for the Nine Months Ended December 31, 2004 and 2003, and the Year Ended March 31, 2004

(1) Performance Highlights - Operating Results (Unaudited)

	(millions of JPY)*1
	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes *2	Year-on-Year Change
December 31, 2004	611,903	18.7%	92,108	37.3%	113,458	39.8%
December 31, 2003	515,582	4.0%	67,081	23.2%	81,179	35.0%
March 31, 2004	719,132	—	83,978	—	101,360	—
	Net Income	Year-on-Year Change	Basic Earnings Per Share		Diluted Earnings Per Share*3
December 31, 2004	67,718	47.6%	808.27		743.17
December 31, 2003	45,892	30.3%	548.36		509.86
March 31, 2004	54,020	—	645.52		601.46

1.	Equity in Net Income of Affiliates was a net gain of JPY 17,803 million for the nine months ended December 31, 2004, a net gain of JPY 14,630 million for the nine months ended December 31, 2003 and a net gain of JPY 17,924 million for the year ended March 31, 2004.
2.	The average number of shares was 83,781,217 for the nine months ended December 31, 2004, 83,688,890 for the nine months ended December 31, 2003 and 83,685,449 for the year ended March 31, 2004.
3.	Adoption of simplified accounting method	Yes ( x )	No ( )
4.	Changes in Accounting Principles	Yes ( )	No ( x ) (except for adoptions of new accounting principles)
5.	Changes in Numbers of Consolidated Subsidiaries and Affiliates	Yes ( x )	No ( )
	Additions: Consolidated Subsidiaries 10, Affiliates 3	Deletions: Consolidated Subsidiaries 4, Affiliates 5

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen or millions of U.S. dollars, except for Per Share amounts which are in single yen.
*Note 2:	“Income before Income Taxes” as used throughout the report represents “Income before Discontinued Operations, Extraordinary Gain and Income Taxes.”
*Note 3:	In accordance with the requirements of EITF 04-08, diluted earnings per share for the nine months ended December 31, 2003 and the year ended March 31, 2004 are revised retroactively.

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Shareholders’ Equity	Shareholders’ Equity Ratio	Shareholders’ Equity Per Share
December 31, 2004	5,873,033	641,332	10.9%	7,642.86
December 31, 2003	5,672,032	551,768	9.7%	6,594.86
March 31, 2004	5,624,957	564,047	10.0%	6,739.64

1. The number of outstanding shares was 83,912,548 as of December 31, 2004, 83,666,365 as of December 31, 2003 and 83,691,007 as of March 31, 2004.

(3) Performance Highlights - Cash Flows (Unaudited)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Period
December 31, 2004	73,554	(334,182)	188,573	80,129
December 31, 2003	—	—	—	—
March 31, 2004	152,812	123,978	(328,284)	152,235

2. Forecasts for the Year Ending March 31, 2005 (Unaudited)

Fiscal Year	Total Revenues	Income before Income Taxes	Net Income
March 31, 2005	810,000	134,000	80,000

Note:	Basic Earnings Per Share is forecasted to be JPY 953.37.

In addition, ORIX has delisted from the Nagoya Stock Exchange on October 23, 2004.

Summary of Consolidated Financial Results

1. Nine Months Ended December 31, 2004

Financial Highlights

Income before Income Taxes*	113,458 million yen (Up 40% year on year)
Net Income	67,718 million yen (Up 48% year on year)
Earnings Per Share (Basic)	808.27 yen (Up 47% year on year)
Earnings Per Share (Diluted)	743.17 yen (Up 46% year on year)
Shareholders’ Equity Per Share	7,642.86 yen (Up 13% on March 31, 2004)
ROE (Annualized)	15.0% (December 31, 2003: 11.6%)
ROA (Annualized)	1.57% (December 31, 2003: 1.05%)

*	“Income before Income Taxes” refers to “Income before Discontinued Operations, Extraordinary Gain and Income Taxes.”

Revenues: 611,903 million yen (Up 19% year on year)

Although revenues from “direct financing leases,” “residential condominium sales” and “gains on sales of real estate under operating leases” decreased year on year, revenues from “operating leases,” “interest on loans and investment securities,” “brokerage commissions and net gains on investment securities,” “life insurance premiums and related investment income” and “other operating revenues” were up compared to the same period of the previous fiscal year. As a result, revenues increased 19% to 611,903 million yen in the first nine months of this fiscal year compared with the same period of the previous fiscal year. Furthermore, a new item has been added to the consolidated statements of income entitled, “transportation revenues,” which has been separated from “other operating revenues.”

In Japan, revenues from “direct financing leases” were up 1% year on year. The automobile leasing operations performed steadily. In addition, other direct financing leases generated higher revenues compared with the same period of the previous fiscal year as we continued to carefully select new assets and focus on the profitability of each transaction. Overseas, although the leasing operations in the Asia and Oceania region expanded, revenues were down 9% year on year due to the reduction in assets in the U.S. and the appreciation of the yen against the dollar. As a result, overall revenues from “direct financing leases” decreased 1% to 83,381 million yen compared with the same period of the previous fiscal year.

In Japan, revenues from “operating leases” increased 21% year on year due to an expansion of the automobile operating lease operations with the acquisition of JAPAREN Co., Ltd. (merged into ORIX Auto Corporation on January 1, 2005) in October 2003, which contributed from the beginning of this fiscal year, and the precision measuring and other equipment rental operations were steady year on year. Overseas, revenues were up 9% year on year due to the steady performance centering on the automobile operating lease operations. As a result, overall revenues from “operating leases” increased 18% to 111,124 million yen compared with the same period of the previous fiscal year.

In Japan, “interest on loans and investment securities” increased 19% year on year. Although revenues were down at our card loan operations as a result of a lower balance of loans due to a more strict credit screening process, an increase in loans to corporate customers, including non-recourse loans, contributed to the rise in revenues. Overseas, revenues were down 5% year on year due mainly to the reduction in assets in the U.S. and the appreciation of the yen against the dollar. As a result, overall revenues from “interest on loans and investment securities” increased 13% to 98,973 million yen compared with the same period of the previous fiscal year.

Brokerage commissions increased 13% year on year due to the high trading volume on the stock market. Net gains on investment securities increased 54% year on year due to the sale of securities associated mainly with our venture capital operations in Japan and securities investment operations in the U.S. As a result, “brokerage commissions and net gains on investment securities” increased 45% to 20,589 million yen compared with the same period of the previous fiscal year.

“Life insurance premiums and related investment income” increased 4% to 97,045 million yen compared with the same period of the previous fiscal year due to an increase in new contracts and our continued focus on more profitable life insurance products.

“Residential condominium sales” declined 32% year on year to 46,947 million yen, which is consistent with the plan for the fiscal year and reflects a reduction in the number of condominiums sold to buyers. Furthermore, net revenues associated with residential condominiums developed through certain joint ventures, which are accounted for by the equity method, are included in “equity in net income of affiliates” (3,832 million yen associated with “residential condominium sales” and 3,370 million yen associated with “costs of residential condominium sales,” which includes selling costs).

“Gains on sales of real estate under operating leases” were down 88% year on year to 1,086 million yen due to lower revenues associated with the sales of office buildings and other real estate and the reclassification of a majority of revenues associated with the sales of office buildings and other real estate to “discontinued operations.”

“Transportation revenues” were 39,715 million yen in the first nine months of this fiscal year. “Transportation revenues,” which are associated with the operations of Footwork Express Co., Ltd., were included in “other operating revenues” up to the first half of this fiscal year and were separated from “other operating revenues” from the third quarter of this fiscal year. Furthermore, although “transportation revenues” were recorded from January 2004 upon the acquisition of net assets in December 2003 that constituted a business of reorganization company, Footwork Logistics Corporation (previously reorganization company, Footwork Express Co., Ltd.), “transportation revenues” were not recorded in the previous fiscal year due to the recording of income on a three months lag basis.

“Other operating revenues” were up due to the increase in revenues associated with our building maintenance and real estate development operations. In addition, companies in which we invested as part of our corporate rehabilitation business in the second half of the previous fiscal year made contributions from the beginning of this fiscal year and the expansion of fee businesses (mainly loan servicing fees and arrangement fees) also contributed to earnings. As a result, “other operating revenues” increased 78% to 113,043 million yen compared with the same period of the previous fiscal year.

Expenses: 519,795 million yen (Up 16% year on year)

Although “interest expense,” “costs of residential condominium sales,” “provision for doubtful receivables and probable loan losses” and “foreign currency transaction loss, net” were down, “depreciation-operating leases,” “life insurance costs,” “other operating expenses,” “selling, general and administrative expenses,” “write-downs of long-lived assets” and “write-downs of securities” increased in the first nine months of this fiscal year. As a result, expenses were up 16% to 519,795 million yen compared with the same period of the previous fiscal year. Furthermore, a new item has been added to the consolidated statements of income entitled, “costs of transportation revenues,” which has been separated from “other operating expenses.”

“Interest expense” was down 9% year on year to 41,824 million yen due mainly to the lower average debt levels in Japan and overseas.

“Depreciation-operating leases” increased 13% year on year to 69,667 million yen due to the increase in operating assets compared to the same period of the previous fiscal year.

“Life insurance costs” increased 5% year on year to 87,058 million yen in line with the rise in life insurance premiums.

“Costs of residential condominium sales” were down 30% year on year to 43,191 million yen in line with the decrease in “residential condominium sales.”

“Costs of transportation revenues” were 34,051 million yen in the first nine months of this fiscal year. “Costs of transportation revenues” represent the cost corresponding to “transportation revenues” and were included in “other operating expenses” up to the first half of this fiscal year.

“Other operating expenses” were up 110% year on year to 72,347 million yen along with the rise in “other operating revenues.”

“Selling, general and administrative expenses” were up 12% year on year to 130,610 million yen due mainly to the costs, which were included from the start of this fiscal year, associated with an increase in consolidated companies in the second half of the previous fiscal year.

“Provision for doubtful receivables and probable loan losses” was down 22% year on year to 27,054 million yen due to a lower level of non-performing assets despite the rise in operating assets.

The majority of the “write-downs of long-lived assets” in the first nine months of this fiscal year were associated with a building in Japan that was previously classified under “office facilities.” This building was reclassified to rental purpose, after it was decided that the building would be rebuilt. We tested for impairment for the purpose of rental asset use and consequently wrote the building down by 7,705 million yen to its fair value in the first half of this fiscal year. As a result, “write-downs of long-lived assets” were up 118% year on year to 9,165 million yen.

“Write-downs of securities” were flat year on year at 3,999 million yen as we recorded write-downs associated with investments in stocks in our venture capital operations in Japan and securities investment operations in the U.S.

Net Income: 67,718 million yen (Up 48% year on year)

“Operating income” was up 37% year on year to 92,108 million yen. “Equity in net income of affiliates” was up 22% to 17,803 million yen compared to the same period of the previous fiscal year (while “equity in net income of affiliates” in the first half of the previous fiscal year included our proportionate interest in the recognition of deferred tax assets of 5,380 million yen for Korea Life Insurance Co., Ltd. (KLI) attributable to a change in tax rules in Korea, the first nine months of this fiscal year only included the contribution from KLI’s regular operations). “Income before discontinued operations, extraordinary gain and income taxes” rose 40% year on year to 113,458 million yen with contributions from the “gains on sales of affiliates.”

“Discontinued operations, net of applicable tax effect” were 4,697 million yen. “Income from discontinued operations, net” of 7,890 million yen and “gains on sales of real estate under operating leases” of 1,086 million yen totaled 8,976 million yen, a decrease of 3,979 million yen compared to the same period of the previous fiscal year.

As a result, “net income” rose 48% compared to the same period of the previous fiscal year to 67,718 million yen.

Operating Assets: 5,072,970 million yen (Up 5% on March 31, 2004)

Operating assets were up 5% on March 31, 2004 to 5,072,970 million yen.

Segment Information (“Segment Profits” refer to income before income taxes)

Segment profits for “Corporate Financial Services,” “Rental Operations,” “Real Estate-Related Finance,” “Real Estate,” “Life Insurance,” “Other” and “The Americas” were up while “Europe” moved back into the black compared to a segment loss in the first nine months of the previous fiscal year. On the other hand, “Asia and Oceania” was down year on year.

Operations in Japan

Corporate Financial Services (Segment name changed from “Corporate Finance” to “Corporate Financial Services”):

The automobile leasing operations and loans to corporate customers both expanded. Direct financing leases other than those associated with our automobile leasing operations in which we continued to carefully select new assets and focus on the profitability of each transaction were at the same level as compared to the same period of the previous fiscal year. As a result, segment revenues were up 9% year on year to 104,189 million yen. Segment profits increased 30% to 43,512 million yen compared to 33,511 million yen in the same period of the previous fiscal year thanks in part to the lower “provision for doubtful receivables and probable loan losses.” Segment assets increased 8% on March 31, 2004 to 1,957,302 million yen.

Rental Operations (Segment name changed from “Equipment Operating Leases” to “Rental Operations”):

Revenues for operating leases associated with the precision measuring and other equipment rental operations were steady compared with the same period of the previous fiscal year. In addition, operating leases for automobiles were up along with the acquisition of JAPAREN Co., Ltd, which contributed from the beginning of this fiscal year. As a result, segment revenues were up 16% year on year to 61,784 million yen. Although segment assets were down 1% on March 31, 2004 to 146,109 million yen, segment revenues increased. As a result, segment profits rose 56% to 8,605 million yen compared to 5,528 million yen in the same period of the previous fiscal year.

Real Estate-Related Finance:

Revenues associated with corporate loans including non-recourse loans increased and the loan servicing operations, which include servicing fees, also made a larger contribution to revenues compared to the same period of the previous fiscal year. As a result, segment revenues increased 60% year on year to 61,718 million yen. In addition, although there was an increase in “provision for doubtful receivables and probable loan losses” in this segment, segment profits increased 46% to 19,766 million yen compared to 13,531 million yen in the same period of the previous fiscal year. Segment assets increased 15% on March 31, 2004 to 1,045,373 million yen.

Real Estate:

While “residential condominium sales” declined year on year, which is consistent with the plan for the fiscal year, and lower revenues from the sale of office buildings were recorded, revenues associated with our building maintenance operations increased. As a result, segment revenues increased 3% year on year to 105,394 million yen. “Write-downs of long-lived assets” were lower than in the same period of the previous fiscal year and segment profits increased 56% to 12,521 million yen compared to 8,051 million yen in the same period of the previous fiscal year. Segment assets increased 9% on March 31, 2004 to 337,892 million yen.

Life Insurance:

Segment revenues increased 5% year on year to 97,027 million yen due to a shift to more profitable life insurance products and an increase in the number of new contracts. Segment profits, which included the recognition of “gains on sales of affiliates,” increased 33% to 5,765 million yen compared to 4,341 million yen in the same period of the pervious fiscal year. Segment assets were down 2% on March 31, 2004 to 572,742 million yen.

Other:

The contribution from the consumer card loan operations decreased year on year as a result of a stricter credit screening process that led to a lower average loan balance and subsequent lower interest on loans. However, net gains on investment securities were up at our venture capital operations and brokerage commissions at our securities brokerage expanded due to the high trading volume on the stock market. In addition, companies in which we invested as part of our corporate rehabilitation business in the second half of the previous fiscal year made a contribution to revenues from the beginning of this fiscal year. As a result, segment revenues increased 100% year on year to 102,555 million yen. “Provision for doubtful receivables and probable loan losses” associated with our card loan operations decreased, while “equity in net income of affiliates” increased year on year. As a result, segment profits increased 221% to 16,286 million yen compared to 5,081 million yen in the same period of the previous fiscal year. As the level of loans associated with our card loan operations declined, segment assets increased only 1% on March 31, 2004 to 416,146 million yen.

Overseas Operations

The Americas:

Although revenues from “direct financing leases” and interest on loans to corporate customers were down, net gains on investment securities increased due mainly to the sale of CMBS (commercial mortgage-backed securities) and the net gains on the sales of real estate were also recorded. As a result, segment revenues were up 4% year on year to 34,985 million yen. “Provision for doubtful receivables and probable loan losses” was down and an equity method affiliate went from a loss in the first half of this fiscal year to a gain in the first nine months of this fiscal year. As a result, segment profits increased 102% to 12,207 million yen compared to 6,035 million yen in the same period of the previous fiscal year. Segment assets were down 10% on March 31, 2004 to 427,689 million yen due to the decrease in balance of direct financing leases and loans to corporate customers.

Asia and Oceania:

Segment revenues were up 4% year on year to 41,278 million yen. Automobile leasing and corporate lending of a number of companies in the region performed steadily, while the ship-related operations expanded. However, “equity in net income of affiliates” was down year on year, as the first half of the previous fiscal year included, in addition to the contribution from the regular operations of KLI, our proportionate interest in the recognition of deferred tax assets of 5,380 million yen for KLI attributable to a change in tax rules in Korea. As a result, segment profits decreased 2% to 16,097 million yen compared to 16,385 million yen in the same period of the previous fiscal year. Segment assets increased 7% on March 31, 2004 to 442,427 million yen.

Europe:

Segment revenues were down 9% year on year to 7,683 million yen due in part to the lower balance of segment assets. Segment profits were 1,420 million yen compared to segment losses of 1,445 million yen in the same period of the previous fiscal year as this segment recorded losses on certain equity method investments from which we withdrew in the previous fiscal year.

2. Summary of Cash Flows (Nine Months Ended December 31, 2004)

Cash and cash equivalents decreased by 72,106 million yen to 80,129 million yen compared to March 31, 2004.

“Cash flows from operating activities” provided 73,554 million yen in the first nine months of this fiscal year due to the “net income” as well as profit and loss items without cash activities such as “depreciation and amortization” and “provision for doubtful receivables and probable loan losses,” while “increase in inventories,” which is associated with the residential condominium development operations, was an outflow.

“Cash flows from investing activities” used 334,182 million yen in the first nine months of this fiscal year. This was due to the increase in “installment loans made to customers” in consequence of the expansion of loans to corporate customers, including non-recourse loans, as well as the increase of “purchases of available-for-sale securities.” Along with those investing activities, “cash flows from financing activities” provided 188,573 million yen in the first nine months of this fiscal year due to the increase in debt.

Please note that a consolidated statement of cash flows has not been provided for the nine months ended December 31, 2003. Therefore, no comparison has been made regarding the cash flows for operating, investing and financing activities for that period.

3. Summary of Third Quarter (Three Months Ended December 31, 2004)

In the third quarter revenues increased 36,509 million yen year on year. Although direct financing lease assets decreased, revenues from “direct financing leases” were up compared to the third quarter of the previous fiscal year due to the higher profitability of transactions. Revenues from “operating leases” were up in line with the increase in operating assets. “Interest on loans and investment securities” was up due to the increase in loans to corporate customers, including non-recourse loans. “Brokerage commissions and net gains on investment securities” were up as net gains on the sale of securities in Japan and securities investment operations in the U.S. were higher compared to the same period of the previous fiscal year even though brokerage commissions were flat year on year. “Life insurance premiums and related investment income” were up year on year due to the increase in the number of new contracts. “Residential condominium sales” decreased year on year, due to the reduction in the number of condominiums sold to buyers, which is consistent with the plan for the fiscal year, and the aforementioned joint development of residential condominiums, which are accounted for by the equity method. “Gains on sales of real estate under operating leases” were down slightly as a majority of revenues associated with the sales of office buildings and other real estate were reclassified in “discontinued operations.” “Transportation revenues” (refer to page 2 of this document) were 12,788 million yen in the third quarter of this fiscal year. “Other operating revenues” were up year on year due to the increase in revenues associated with companies in which we invested as part of our corporate rehabilitation business mainly from the third quarter of the previous fiscal year, and the higher contribution from the building maintenance and real estate development operations.

On the other hand, expenses were up 23,908 million yen compared to the third quarter of the previous fiscal year. “Interest expense” decreased mainly as a result of the decline in the average level of debt overseas. “Depreciation-operating leases” increased in line with the increase in operating assets as compared to the third quarter of the previous fiscal year. “Life insurance costs” and “other operating expenses” increased in line with the increase in associated revenues, while “costs of residential condominium sales” declined in line with the decrease in associated revenues in the third quarter of this fiscal year. “Costs of transportation revenues” (refer to page 3 of this document) were 10,652 million yen in the third quarter of this fiscal year. “Selling, general and administrative expenses” were up due to the costs associated with the increase in the number of consolidated companies from the third quarter of the previous fiscal year. Although operating assets were up year on year, “provision for doubtful receivables and probable loan losses” was down slightly compared to the third quarter of the previous fiscal year. There were no “write-downs of long-lived assets” in the third quarter of this fiscal year and “write-downs of securities” decreased compared to the third quarter of the previous fiscal year.

This resulted in an increase in “operating income” by 12,601 million yen to 35,500 million yen compared with the third quarter of the previous fiscal year.

“Equity in net income of affiliates” was up year on year due to the contribution of an equity method affiliate in the U.S. “Income before discontinued operations, extraordinary gain and income taxes” increased by 18,813 million yen to 44,283 million yen compared to the third quarter of the previous fiscal year.

“Discontinued operations, net of applicable tax effect” added 905 million yen and “net income” in the third quarter of this fiscal year rose by 10,557 million yen to 25,030 million yen compared with a “net income” of 14,473 million yen in the third quarter of the previous fiscal year.

4. Outlook and Forecasts for the Fiscal Year Ending March 31, 2005

For the fiscal year ending March 31, 2005, we have revised our forecast as follows. “Revenues” 810,000 million yen (up 13% compared with the fiscal year ended March 31, 2004), “income before income taxes” of 134,000 million yen (up 32%), and “net income” of 80,000 million yen (up 48%).

	(Millions of Yen)
	Total Revenues	Income before Income Taxes*	Net Income
Previous Forecast (A)	780,000	122,000	74,000
New Forecast (B)	810,000	134,000	80,000
Change (B-A)	30,000	12,000	6,000
Change (%)	3.8	9.8	8.1
(Reference) Fiscal 2004 results	719,132	101,360	54,020

*	“Income before Income Taxes” refers to “Income before Discontinued Operations, Extraordinary Gain and Income Taxes.”

Consolidated Financial Highlights

(For the Nine Months Ended December 31, 2004 and 2003, and the Year Ended March 31, 2004)

(Unaudited)

	(millions of JPY, except for per share data)
	December 31, 2004	Change from March 31, 2004	Year -on- year Change	December 31, 2003	Year -on- year Change	March 31, 2004	Year -on- year Change
Operating Assets
Investment in Direct Financing Leases	1,480,526	102%	96%	1,545,853	95%	1,453,575	92%
Installment Loans	2,328,427	104%	105%	2,224,670	94%	2,234,940	98%
Investment in Operating Leases	576,621	107%	116%	496,570	109%	536,702	101%
Investment in Securities	605,511	110%	111%	544,021	78%	551,928	81%
Other Operating Assets	81,885	114%	116%	70,556	56%	72,049	94%

Total	5,072,970	105%	104%	4,881,670	92%	4,849,194	94%

Operating Results
Total Revenues	611,903	—	119%	515,582	104%	719,132	106%
Income before Discontinued Operations, Extraordinary Gain and Income Taxes	113,458	—	140%	81,179	135%	101,360	227%
Net Income	67,718	—	148%	45,892	130%	54,020	179%
Earnings Per Share
Net Income
Basic	808.27	—	147%	548.36	130%	645.52	179%
Diluted	743.17	—	146%	509.86	129%	601.46	176%
Shareholders’ Equity Per Share	7,642.86	113%	116%	6,594.86	109%	6,739.64	112%

Financial Position
Shareholders’ Equity	641,332	114%	116%	551,768	109%	564,047	112%
Number of Outstanding Shares (’000)	83,913	100%	100%	83,666	100%	83,691	100%
Long-and Short-Term Debt and Deposits	4,060,447	105%	103%	3,941,826	90%	3,859,180	91%
Total Assets	5,873,033	104%	104%	5,672,032	94%	5,624,957	95%
Shareholders’ Equity Ratio	10.9%	—	—	9.7%	—	10.0%	—
Return on Equity (annualized)	15.0%	—	—	11.6%	—	10.1%	—
Return on Assets (annualized)	1.57%	—	—	1.05%	—	0.93%	—

New Business Volumes
Direct Financing Leases
New Receivables Added	601,777	—	98%	614,520	79%	801,787	80%
New Equipment Acquisitions	536,022	—	98%	547,264	79%	713,240	80%
Installment Loans	1,098,271	—	133%	822,979	85%	1,124,276	89%
Operating Leases	177,600	—	150%	118,634	133%	189,737	109%
Investment in Securities	165,745	—	185%	89,457	74%	122,066	53%
Other Operating Transactions	101,346	—	96%	105,434	134%	186,265	160%

Condensed Consolidated Statements of Income

(For the Nine Months Ended December 31, 2004 and 2003, and the Year Ended March 31, 2004)

(Unaudited)

	(millions of JPY, millions of US$)
	Nine Months ended December 31, 2004	Year-on-year Change (%)	Nine Months ended December 31, 2003	Year-on-year Change (%)	Year ended March 31, 2004	Year-on-year Change (%)	U.S. dollars December 31, 2004
Total Revenues :	611,903	119	515,582	104	719,132	106	5,872

Direct Financing Leases	83,381	99	84,368	90	112,372	91	800
Operating Leases	111,124	118	94,528	107	128,955	106	1,066
Interest on Loans and Investment Securities	98,973	113	87,437	92	116,744	89	950
Brokerage Commissions and Net Gains on Investment Securities	20,589	145	14,164	153	26,025	240	198
Life Insurance Premiums and Related Investment Income	97,045	104	93,598	94	134,154	97	931
Residential Condominium Sales	46,947	68	68,864	133	98,034	138	451
Gains on Sales of Real Estate under Operating Leases	1,086	12	9,015	774	9,116	280	10
Transportation Revenues	39,715	—	—	—	—	—	381
Other Operating Revenues	113,043	178	63,608	113	93,732	116	1,085

Total Expenses :	519,795	116	448,501	102	635,154	99	4,988

Interest Expense	41,824	91	46,206	86	60,145	84	401
Depreciation - Operating Leases	69,667	113	61,742	107	83,537	105	669
Life Insurance Costs	87,058	105	83,135	91	119,653	95	835
Costs of Residential Condominium Sales	43,191	70	62,136	143	88,679	146	414
Costs of Transportation Revenues	34,051	—	—	—	—	—	327
Other Operating Expenses	72,347	210	34,519	122	52,551	127	694
Selling, General and Administrative Expenses	130,610	112	117,021	111	161,835	112	1,254
Provision for Doubtful Receivables and Probable Loan Losses	27,054	78	34,682	93	49,592	91	260
Write-downs of Long-Lived Assets	9,165	218	4,202	29	12,345	24	88
Write-downs of Securities	3,999	100	3,987	50	5,240	37	38
Foreign Currency Transaction Loss, Net	829	95	871	56	1,577	130	8

Operating Income	92,108	137	67,081	123	83,978	231	884

Equity in Net Income of Affiliates	17,803	122	14,630	258	17,924	289	171
Gains (Losses) on Sales of Affiliates	3,547	—	(532)	—	(542)	—	34

Income before Discontinued Operations, Extraordinary Gain and Income Taxes	113,458	140	81,179	135	101,360	227	1,089

Provision for Income Taxes	50,437	133	37,859	137	51,215	250	484

Income from Continuing Operations	63,021	145	43,320	133	50,145	208	605

Discontinued Operations
Income from Discontinued Operations, Net	7,890		3,940		5,510		76
Provision for Income Taxes	(3,193)		(1,611)		(2,244)		(31)

Discontinued Operations, Net of Applicable Tax Effect	4,697	202	2,329	330	3,266	321	45

Extraordinary Gain, Net of Applicable Tax Effect	—	—	243	—	609	19	—

Net Income	67,718	148	45,892	130	54,020	179	650

Note:	1. Comprehensive Income under FASB Statement No.130 (“Reporting Comprehensive Income”) was a gain of JPY 77,668 million (US$745 million) for the nine months ended December 31, 2004, a gain of JPY 48,501 million for the nine months ended December 31, 2003 and a gain of JPY 60,626 million for the year ended March 31, 2004.

2. The Company recognized an “Extraordinary Gain, Net of Applicable Tax Effect” in the previous fiscal year due to the excess of the proportionate fair value of the net assets over the purchase price of the affiliate paid by the Company (“Negative Goodwill”).

3. At previous fiscal year end, “Gains on Sales of Real Estate under Operating Leases” was reclassified as a separate account from “Operating Leases.” Accordingly, “Gains on Sales of Real Estate under Operating Leases” in the nine months ended December 31, 2003, has been reclassified.

4. Net income from real estate under operating leases considered to be discontinued operations were reclassified as “Discontinued Operations.” Accordingly, certain amounts in previous year have been reclassified to conform to the presentation for this fiscal year.

5. “Interest Income on Deposits” had been disclosed separately until the previous fiscal year. Starting from this fiscal year, “Interest Income on Deposits” was included in “Other Operating Revenues” because it became insignificant.

6. “Transportation Revenues” and “Costs of Transportation Revenues” were reclassified from “Other Operating Revenues” and “Other Operating Expenses,” respectively.

Condensed Consolidated Statements of Income

(For the Three Months Ended December 31, 2004 and 2003)

(Unaudited)

	(millions of JPY, millions of US$)
	Three Months ended December 31, 2004	Year-on-year Change (%)	Three Months ended December 31, 2003	Year-on-year Change (%)	U.S. dollars December 31, 2004
Total Revenues :	209,552	121	173,043	107	2,011

Direct Financing Leases	27,720	101	27,503	92	266
Operating Leases	36,854	110	33,471	110	354
Interest on Loans and Investment Securities	33,119	119	27,860	89	318
Brokerage Commissions and Net Gains on Investment Securities	7,502	114	6,595	487	72
Life Insurance Premiums and Related Investment Income	30,704	108	28,463	101	295
Residential Condominium Sales	13,985	53	26,329	120	134
Gains(Losses) on Sales of Real Estate under Operating Leases	(195)	—	1,121	—	(2)
Transportation Revenues	12,788	—	—	—	123
Other Operating Revenues	47,075	217	21,701	111	451

Total Expenses :	174,052	116	150,144	106	1,670

Interest Expense	13,547	93	14,588	84	130
Depreciation - Operating Leases	23,006	111	20,705	106	221
Life Insurance Costs	27,139	109	24,892	93	260
Costs of Residential Condominium Sales	12,669	52	24,463	139	122
Costs of Transportation Revenues	10,652	—	—	—	102
Other Operating Expenses	31,827	249	12,779	127	305
Selling, General and Administrative Expenses	43,139	109	39,551	112	414
Provision for Doubtful Receivables and Probable Loan Losses	10,367	96	10,839	87	99
Write-downs of Long-Lived Assets	—	—	—	—	—
Write-downs of Securities	1,236	64	1,930	89	12
Foreign Currency Transaction Loss, Net	470	118	397	77	5

Operating Income	35,500	155	22,899	111	341

Equity in Net Income of Affiliates	8,038	297	2,707	117	77
Gains (Losses) on Sales of Affiliates	745	—	(136)	—	7

Income before Discontinued Operations, Extraordinary Gain and Income Taxes	44,283	174	25,470	111	425

Provision for Income Taxes	20,158	171	11,818	111	193

Income from Continuing Operations	24,125	177	13,652	112	232

Discontinued Operations
Income from Discontinued Operations, Net	1,518		1,393		15
Provision for Income Taxes	(613)		(572)		(7)

Discontinued Operations, Net of Applicable Tax Effect	905	110	821	317	8

Extraordinary Gain, Net of Applicable Tax Effect	—	—	—	—	—

Net Income	25,030	173	14,473	116	240

Condensed Consolidated Balance Sheets

(As of December 31, 2004 and March 31, 2004)

(Unaudited)

		(millions of JPY, millions of US$)
		December 31, 2004	March 31, 2004	U.S. dollars December 31, 2004
	Assets
	Cash and Cash Equivalents	80,129	152,235	769
	Restricted Cash	46,231	35,621	444
	Time Deposits	969	677	9
	Investment in Direct Financing Leases	1,480,526	1,453,575	14,207
	Installment Loans	2,328,427	2,234,940	22,344
	Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(120,508)	(128,020)	(1,156)
	Investment in Operating Leases	576,621	536,702	5,533
	Investment in Securities	605,511	551,928	5,810
	Other Operating Assets	81,885	72,049	786
	Investment in Affiliates	193,836	157,196	1,860
	Other Receivables	156,404	142,711	1,501
	Inventories	141,777	121,441	1,360
	Prepaid Expenses	46,309	44,139	444
	Office Facilities	66,718	71,196	640
	Other Assets	188,198	178,567	1,807

	Total Assets	5,873,033	5,624,957	56,358

	Liabilities and Shareholders’ Equity
	Short-Term Debt	987,791	903,916	9,479
	Deposits	319,281	292,545	3,064
	Trade Notes, Accounts Payable and Other Liabilities	277,864	279,852	2,666
	Accrued Expenses	88,391	96,668	848
	Policy Liabilities	554,161	592,782	5,318
	Current and Deferred Income Taxes	160,002	153,937	1,535
	Deposits from Lessees	90,836	78,491	873
	Long-Term Debt	2,753,375	2,662,719	26,421

	Total Liabilities	5,231,701	5,060,910	50,204

	Common Stock	52,709	52,068	506
	Additional Paid-in Capital	70,661	70,015	678
	Retained Earnings:
	Legal Reserve	2,220	2,220	21
	Retained Earnings	546,716	481,091	5,246
	Accumulated Other Comprehensive Loss	(23,191)	(33,141)	(223)
	Treasury Stock, at Cost	(7,783)	(8,206)	(74)

	Total Shareholders’ Equity	641,332	564,047	6,154

	Total Liabilities and Shareholders’ Equity	5,873,033	5,624,957	56,358

		December 31, 2004	March 31, 2004	U.S. dollars December 31, 2004
Note :	Accumulated Other Comprehensive Loss
	Net unrealized gains on investment in securities	32,618	25,048	313
	Minimum pension liability adjustments	(7,701)	(7,967)	(74)
	Foreign currency translation adjustments	(45,723)	(45,629)	(439)
	Net unrealized losses on derivative instruments	(2,385)	(4,593)	(23)

Condensed Consolidated Statements of Cash Flows

(For the Nine Months Ended December 31, 2004 and the Year Ended March 31, 2004)

(Unaudited)

	(millions of JPY, millions of US$)
	Nine months ended December 31, 2004	Year ended March 31, 2004	U.S. dollars Nine months ended December 31, 2004
Cash Flows from Operating Activities:
Net income	67,718	54,020	650
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	97,219	121,530	933
Provision for doubtful receivables and probable loan losses	27,054	49,592	260
Decrease in policy liabilities	(38,621)	(15,771)	(371)
Gains from securitization transactions	(2,744)	(446)	(26)
Equity in net income of affiliates	(17,803)	(17,924)	(171)
(Gains) losses on sales of affiliates	(3,547)	542	(34)
Extraordinary gain	—	(609)	—
Gains on sales of available-for-sale securities	(14,333)	(8,728)	(138)
Gains on sales of real estate under operating leases	(1,086)	(9,116)	(10)
Write-downs of long-lived assets	9,165	12,345	88
Write-downs of securities	3,999	5,240	38
Increase in restricted cash	(10,667)	(17,393)	(102)
Increase in inventories	(29,176)	(18,197)	(280)
Increase in prepaid expenses	(2,212)	(1,974)	(21)
Increase (decrease) in accrued expenses	(7,872)	7,481	(76)
Increase in deposits from lessees	12,883	683	124
Other, net	(16,423)	(8,463)	(158)

Net cash provided by operating activities	73,554	152,812	706

Cash Flows from Investing Activities:
Purchases of lease equipment	(696,071)	(873,248)	(6,680)
Principal payments received under direct financing leases	468,106	731,702	4,492
Net proceeds from securitization of lease and loan receivables	74,315	35,704	713
Installment loans made to customers	(1,098,051)	(1,130,986)	(10,537)
Principal collected on installment loans	928,679	1,092,698	8,912
Proceeds from sales of operating lease assets	64,334	116,531	617
Investment in and dividends received from affiliates, net	39	5,822	0
Purchases of available-for-sale securities	(151,696)	(90,527)	(1,456)
Proceeds from sales of available-for-sale securities	72,367	164,860	695
Maturities of available-for-sale securities	53,574	88,601	514
Purchases of other securities	(14,049)	(32,707)	(135)
Proceeds from sales of other securities	7,819	12,648	75
Purchases of other operating assets	(6,868)	(8,966)	(66)
Proceeds from sales of other operating assets	2,906	10,468	28
Acquisitions of subsidiaries, net of cash acquired	(5,799)	(8,861)	(55)
Sales of subsidiaries, net of cash disposed	—	24	—
Other, net	(33,787)	10,215	(324)

Net cash provided by (used in) investing activities	(334,182)	123,978	(3,207)

Cash Flows from Financing Activities:
Net increase in debt with maturities of three months or less	16,832	50,109	162
Proceeds from debt with maturities longer than three months	1,373,413	1,640,244	13,179
Repayment of debt with maturities longer than three months	(1,223,032)	(2,051,777)	(11,736)
Net increase in deposits due to customers	26,736	30,078	257
Issuance of common stock	1,279	8	12
Dividends paid	(2,093)	(2,092)	(20)
Net increase (decrease) in call money	(5,000)	5,000	(48)
Other, net	438	146	4

Net cash provided by (used in) financing activities	188,573	(328,284)	1,810

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(51)	(948)	(1)

Net Decrease in Cash and Cash Equivalents	(72,106)	(52,442)	(692)
Cash and Cash Equivalents at Beginning of Period	152,235	204,677	1,461

Cash and Cash Equivalents at End of Period	80,129	152,235	769

Segment Information

(For the Nine Months Ended December 31, 2004 and 2003, and the Year Ended March 31, 2004)

(Unaudited)

	(millions of JPY)
	Nine months ended December 31, 2004			Nine months ended December 31, 2003			Year ended March 31, 2004
	Revenues	Income (Loss) before Income Taxes*1	Operating Assets	Revenues	Income (Loss) before Income Taxes	Operating Assets	Revenues	Income (Loss) before Income Taxes	Operating Assets
Operations in Japan
Corporate Financial Services	104,189	43,512	1,957,302	95,348	33,511	1,878,794	128,355	43,787	1,806,686
Rental Operations	61,784	8,605	146,109	53,344	5,528	141,932	74,370	9,342	147,231
Real Estate-Related Finance	61,718	19,766	1,045,373	38,671	13,531	901,501	54,792	18,102	909,019
Real Estate	105,394	12,521	337,892	102,589	8,051	283,227	143,451	6,244	309,558
Life Insurance	97,027	5,765	572,742	92,541	4,341	533,708	133,391	5,382	582,473
Other	102,555	16,286	416,146	51,243	5,081	412,459	73,986	10,079	412,505

Sub-Total	532,667	106,455	4,475,564	433,736	70,043	4,151,621	608,345	92,936	4,167,472

Overseas Operations
The Americas	34,985	12,207	427,689	33,565	6,035	517,134	47,294	7,601	472,595
Asia and Oceania	41,278	16,097	442,427	39,502	16,385	419,775	53,694	17,848	413,041
Europe	7,683	1,420	45,152	8,460	(1,445)	57,298	10,708	(1,252)	56,634

Sub-Total	83,946	29,724	915,268	81,527	20,975	994,207	111,696	24,197	942,270

Segment Total	616,613	136,179	5,390,832	515,263	91,018	5,145,828	720,041	117,133	5,109,742

Difference between Segment totals and Consolidated Amounts	(4,710)	(22,721)	(317,862)	319	(9,839)	(264,158)	(909)	(15,773)	(260,548)

Consolidated Amounts	611,903	113,458	5,072,970	515,582	81,179	4,881,670	719,132	101,360	4,849,194

	(millions of US$)
	U.S. dollars December 31, 2004
	Revenues	Income (Loss) before Income Taxes	Operating Assets
Operations in Japan
Corporate Financial Services	1,000	418	18,782
Rental Operations	593	83	1,402
Real Estate- Related Finance	592	190	10,031
Real Estate	1,011	120	3,242
Life Insurance	931	55	5,496
Other	984	156	3,994

Sub-Total	5,111	1,022	42,947

Overseas Operations
The Americas	336	117	4,104
Asia and Oceania	396	154	4,246
Europe	74	14	433

Sub-Total	806	285	8,783

Segment Total	5,917	1,307	51,730

Difference between Segment totals and Consolidated Amounts	(45)	(218)	(3,050)

Consolidated Amounts	5,872	1,089	48,680

*Note 1:	“Income (Loss) before Income Taxes” represents “Income (Loss) before Discontinued Operations, Extraordinary Gain and Income Taxes.”

2:	Results of discontinued operation are included in “Revenues” and “Income (Loss) before Income Taxes” of each segment, if any. Such amounts are eliminated in “Difference between Segment totals and Consolidated Amounts.”

Key Quarterly Financial Data (Unaudited)

	(millions of JPY)
	Fiscal 2004				Fiscal 2005
Balance Sheet Data	Q1 (03/4-6)	Q2 (03/7-9)	Q3 (03/10-12)	Q4 (04/1-3)	Q1 (04/4-6)	Q2 (04/7-9)	Q3 (04/10-12)
1) Investment in Direct Financing Leases	1,582,153	1,542,172	1,545,853	1,453,575	1,454,461	1,465,856	1,480,526
Japan	1,242,600	1,237,347	1,255,453	1,183,187	1,183,421	1,187,595	1,212,340
Overseas	339,553	304,825	290,400	270,388	271,040	278,261	268,186

2) Installment Loans	2,302,005	2,224,486	2,224,670	2,234,940	2,221,554	2,254,387	2,328,427
Japan	1,969,694	1,922,105	1,943,624	1,984,416	1,997,881	2,019,718	2,100,661
Overseas	332,311	302,381	281,046	250,524	223,673	234,669	227,766

3) Investment in Operating Leases	523,413	487,613	496,570	536,702	529,078	536,489	576,621
Japan	358,596	333,527	346,064	388,452	385,532	380,550	425,178
Overseas	164,817	154,086	150,506	148,250	143,546	155,939	151,443

4) Investment in Securities	697,926	589,918	544,021	551,928	579,193	591,714	605,511
Japan	528,184	440,598	394,784	399,463	423,111	446,026	466,607
Overseas	169,742	149,320	149,237	152,465	156,082	145,688	138,904

5) Other Operating Assets	75,065	72,502	70,556	72,049	68,004	72,932	81,885
Japan	65,803	64,300	63,008	64,993	61,071	64,772	74,538
Overseas	9,262	8,202	7,548	7,056	6,933	8,160	7,347

Total Operating Assets	5,180,562	4,916,691	4,881,670	4,849,194	4,852,290	4,921,378	5,072,970

Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(134,740)	(130,015)	(130,851)	(128,020)	(128,726)	(125,309)	(120,508)
Allowance/Investment in Direct Financing Leases and Installment Loans	3.5%	3.5%	3.5%	3.5%	3.5%	3.4%	3.2%

Total Assets	5,923,307	5,684,598	5,672,032	5,624,957	5,651,018	5,724,771	5,873,033

Short-Term Debt, Long-Term Debt and Deposits	4,232,175	3,977,021	3,941,826	3,859,180	3,876,782	3,912,797	4,060,447
Policy Liabilities	604,830	607,591	600,281	592,782	577,024	559,815	554,161

Total Liabilities	5,396,760	5,143,520	5,120,264	5,060,910	5,056,239	5,105,522	5,231,701

Shareholders’ Equity	526,547	541,078	551,768	564,047	594,779	619,249	641,332

Total Liabilities & Shareholders’ Equity	5,923,307	5,684,598	5,672,032	5,624,957	5,651,018	5,724,771	5,873,033

New Business Volumes	Q1 (03/4-6)	Q2 (03/7-9)	Q3 (03/10-12)	Q4 (04/1-3)	Q1 (04/4-6)	Q2 (04/7-9)	Q3 (04/10-12)
Direct Financing Leases: New receivables added	212,175	186,370	215,975	187,267	188,262	210,689	202,826
Japan	158,176	139,969	172,006	148,301	150,035	169,583	160,378
Overseas	53,999	46,401	43,969	38,966	38,227	41,106	42,448

Direct Financing Leases: New equipment acquisitions	188,194	166,734	192,336	165,976	166,937	188,911	180,174
Japan	138,479	121,963	151,787	129,688	130,715	148,909	139,736
Overseas	49,715	44,771	40,549	36,288	36,222	40,002	40,438

Installment Loans: New loans added	270,959	258,464	293,556	301,297	307,530	396,510	394,231
Japan	225,042	223,315	247,284	262,005	273,289	352,816	351,053
Overseas	45,917	35,149	46,272	39,292	34,241	43,694	43,178

Operating Leases: New equipment acquisitions	40,810	33,722	44,102	71,103	40,737	55,077	81,786
Japan	29,880	20,354	38,392	55,714	33,195	35,750	70,626
Overseas	10,930	13,368	5,710	15,389	7,542	19,327	11,160

Investment in Securities: New securities added	57,370	12,107	19,980	32,609	45,486	60,092	60,167
Japan	53,835	11,020	6,051	30,006	38,795	56,822	58,932
Overseas	3,535	1,087	13,929	2,603	6,691	3,270	1,235

Other Operating Transactions: New assets added	28,655	48,363	28,416	80,831	29,354	26,429	45,563
Japan	28,655	48,301	28,416	80,831	29,354	25,017	45,386
Overseas	—	62	—	—	—	1,412	177

	(millions of JPY)
	Fiscal 2004				Fiscal 2005
Income Statement Data	Q1 (03/4-6)	Q2 (03/7-9)	Q3 (03/10-12)	Q4 (04/1-3)	Q1 (04/4-6)	Q2 (04/7-9)	Q3 (04/10-12)
Revenues
1) Direct Financing Leases	28,516	28,349	27,503	28,004	27,399	28,262	27,720
Japan	21,906	21,865	21,462	21,695	21,698	22,268	21,915
Overseas	6,610	6,484	6,041	6,309	5,701	5,994	5,805

2) Operating Leases	30,354	30,703	33,471	34,427	35,844	38,426	36,854
Japan	21,726	20,821	24,783	25,201	26,836	27,913	26,669
Overseas	8,628	9,882	8,688	9,226	9,008	10,513	10,185

3) Interest on Loans and Investment Securities	28,314	31,263	27,860	29,307	29,904	35,950	33,119
Interest on loans	25,729	29,001	25,820	26,940	27,204	33,371	30,711
Japan	21,082	23,958	21,706	22,549	23,383	29,195	26,591
Overseas	4,647	5,043	4,114	4,391	3,821	4,176	4,120
Interest on investment securities	2,585	2,262	2,040	2,367	2,700	2,579	2,408
Japan	173	295	165	252	264	313	268
Overseas	2,412	1,967	1,875	2,115	2,436	2,266	2,140

4) Brokerage Commissions and Net Gains on Investment Securities	3,246	4,323	6,595	11,861	5,160	7,927	7,502
Brokerage commissions	691	1,167	1,006	1,103	1,226	1,001	997
Net gains on investment securities	2,555	3,156	5,589	10,758	3,934	6,926	6,505

5) Life Insurance Premiums and Related Investment Income	30,583	34,552	28,463	40,556	30,208	36,133	30,704
Life insurance premiums	27,524	31,114	24,231	36,589	28,007	33,676	26,966
Related investment income	3,059	3,438	4,232	3,967	2,201	2,457	3,738

6) Residential Condominium Sales	23,176	19,359	26,329	29,170	12,903	20,059	13,985
Japan	23,176	19,359	26,329	29,170	12,903	20,059	13,985
Overseas	—	—	—	—	—	—	—

7) Gains (Losses) on Sales of Real Estate under Operating Leases	5,549	2,345	1,121	101	1,198	83	(195)
Japan	5,464	2,317	981	109	1,198	83	(195)
Overseas	85	28	140	(8)	—	—	—

8) Transportation Revenues	—	—	—	—	12,775	14,152	12,788
Japan	—	—	—	—	12,775	14,152	12,788
Overseas	—	—	—	—	—	—	—

9) Other Operating Revenues	19,185	22,722	21,701	30,124	37,485	28,483	47,075
Japan	17,057	19,733	18,875	27,712	34,432	25,982	44,424
Overseas	2,128	2,989	2,826	2,412	3,053	2,501	2,651

Total Revenues	168,923	173,616	173,043	203,550	192,876	209,475	209,552

Expenses
1) Interest Expense	16,110	15,508	14,588	13,939	14,152	14,125	13,547
2) Depreciation—Operating Leases	20,381	20,656	20,705	21,795	23,057	23,604	23,006
3) Life Insurance Costs	29,326	28,917	24,892	36,518	27,965	31,954	27,139
4) Costs of Residential Condominium Sales	20,372	17,301	24,463	26,543	11,803	18,719	12,669
5) Costs of Transportation Revenues	—	—	—	—	11,714	11,685	10,652
6) Other Operating Expenses	10,214	11,526	12,779	18,032	23,896	16,624	31,827
7) Selling, General and Administrative Expenses	37,489	39,981	39,551	44,814	39,074	48,397	43,139
8) Provision for Doubtful Receivables and Probable Loan Losses	11,968	11,875	10,839	14,910	8,795	7,892	10,367

9) Write-downs of Long-Lived Assets	—	4,202	—	8,143	—	9,165	—

10) Write-downs of Securities	1,506	551	1,930	1,253	1,468	1,295	1,236
11) Foreign Currency Transaction (Gain) Loss, Net	548	(74)	397	706	(172)	531	470

Total Expenses	147,914	150,443	150,144	186,653	161,752	183,991	174,052

Operating Income	21,009	23,173	22,899	16,897	31,124	25,484	35,500
Equity in Net Income of Affiliates	3,384	8,539	2,707	3,294	4,754	5,011	8,038
Gains (Losses) on Sales of Affiliates	—	(396)	(136)	(10)	839	1,963	745
Income before Discontinued Operations, Extraordinary Gain and Income Taxes	24,393	31,316	25,470	20,181	36,717	32,458	44,283
Provision for Income Taxes	11,199	14,842	11,818	13,356	16,125	14,154	20,158
Income from Continuing Operations	13,194	16,474	13,652	6,825	20,592	18,304	24,125
Discontinued Operations, Net of Applicable Tax Effect	904	604	821	937	2,935	857	905
Extraordinary Gain, Net of Applicable Tax Effect	—	243	—	366	—	—	—

Net Income	14,098	17,321	14,473	8,128	23,527	19,161	25,030

Key Ratios, Per Share Data, and Employees	Q1 (03/4-6)	Q2 (03/7-9)	Q3 (03/10-12)	Q4 (04/1-3)	Q1 (04/4-6)	Q2 (04/7-9)	Q3 (04/10-12)
Return on Equity (ROE)*	10.9%	13.0%	10.6%	5.8%	16.2%	12.6%	15.9%
Return on Assets (ROA)*	0.95%	1.19%	1.02%	0.58%	1.67%	1.35%	1.73%
Shareholders’ Equity Ratio	8.9%	9.5%	9.7%	10.0%	10.5%	10.8%	10.9%
Debt-to-Equity Ratio (times)	8.0	7.4	7.1	6.8	6.5	6.3	6.3
Shareholders’ Equity Per Share (yen)	6,291.50	6,465.22	6,594.86	6,739.64	7,104.39	7,389.48	7,642.86
Basic EPS (yen)	168.45	206.96	172.94	97.14	281.05	228.73	298.51
Diluted EPS (yen)	157.07	192.06	160.72	91.33	258.14	211.02	274.02
Number of Employees	11,621	11,723	12,698	12,481	14,917	15,184	15,699

*	annualized

	(millions of JPY)
	Fiscal 2004				Fiscal 2005
Segment Information	Q1 (03/4-6)	Q2 (03/7-9)	Q3 (03/10-12)	Q4 (04/1-3)	Q1 (04/4-6)	Q2 (04/7-9)	Q3 (04/10-12)
Operations in Japan
Corporate Financial Services	30,993	33,269	31,086	33,007	33,865	35,416	34,908
Rental Operations	16,980	17,717	18,647	21,026	20,377	21,678	19,729
Real Estate-Related Finance	10,937	13,011	14,723	16,121	16,538	20,838	24,342
Real Estate	37,239	29,921	35,429	40,862	37,238	33,128	35,028
Life Insurance	30,590	33,973	27,978	40,850	30,260	36,046	30,721
Other	16,231	16,398	18,614	22,743	32,772	34,650	35,133

Sub-Total	142,970	144,289	146,477	174,609	171,050	181,756	179,861

Overseas Operations
The Americas	11,313	11,916	10,336	13,729	10,086	12,836	12,063
Asia and Oceania	12,857	13,814	12,831	14,192	13,004	13,632	14,642
Europe	2,606	2,721	3,133	2,248	2,265	2,780	2,638

Sub-Total	26,776	28,451	26,300	30,169	25,355	29,248	29,343

Total Segment Revenues	169,746	172,740	172,777	204,778	196,405	211,004	209,204

Operations in Japan
Corporate Financial Services	9,345	12,574	11,592	10,276	13,040	14,312	16,160
Rental Operations	1,520	1,936	2,072	3,814	2,302	3,579	2,724
Real Estate-Related Finance	3,018	6,101	4,412	4,571	4,906	9,804	5,056
Real Estate	8,160	(1,831)	1,722	(1,807)	6,515	1,496	4,510
Life Insurance	(392)	2,899	1,834	1,041	1,879	2,113	1,773
Other	1,177	1,651	2,253	4,998	6,374	5,426	4,486

Sub-Total	22,828	23,330	23,885	22,893	35,016	36,730	34,709

Overseas Operations
The Americas	2,131	1,781	2,123	1,566	1,210	3,515	7,482
Asia and Oceania	4,204	9,735	2,446	1,463	5,679	4,229	6,189
Europe	(258)	(1,641)	454	193	255	770	395

Sub-Total	6,077	9,875	5,023	3,222	7,144	8,514	14,066

Total Segment Profits (Income before Income Taxes*)	28,905	33,205	28,908	26,115	42,160	45,244	48,775

Operations in Japan
Corporate Financial Services	1,910,425	1,845,251	1,878,794	1,806,686	1,841,124	1,878,231	1,957,302
Rental Operations	142,189	140,987	141,932	147,231	143,350	148,535	146,109
Real Estate-Related Finance	932,999	879,964	901,501	909,019	929,378	944,867	1,045,373
Real Estate	295,663	275,967	283,227	309,558	315,257	321,126	337,892
Life Insurance	592,987	570,013	533,708	582,473	561,819	565,021	572,742
Other	395,184	406,076	412,459	412,505	419,110	421,744	416,146

Sub-Total	4,269,447	4,118,258	4,151,621	4,167,472	4,210,038	4,279,524	4,475,564

Overseas Operations
The Americas	604,167	541,036	517,134	472,595	451,032	446,231	427,689
Asia and Oceania	461,345	434,584	419,775	413,041	412,171	442,765	442,427
Europe	70,657	64,524	57,298	56,634	55,550	56,661	45,152

Sub-Total	1,136,169	1,040,144	994,207	942,270	918,753	945,657	915,268

Total Segment Assets	5,405,616	5,158,402	5,145,828	5,109,742	5,128,791	5,225,181	5,390,832

*	Note: “Income before Income Taxes” represents “Income before Discontinued Operations, Extraordinary Gain and Income Taxes.”